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Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On November 28, 2024, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED: The Board members resolved on the payment of interest on capital to stockholders, ad referendum of the General Stockholders' Meeting, and in accordance with sub item 6.8, X of the Company's Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0.310560 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.263976 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made until April 30, 2025. Interest will be recorded as credit to the specific account on December 19, 2024, based on the final stockholding position recorded on December 9, 2024, with their shares traded ex-rights starting December 10, 2024.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), November 28, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – CoChairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

Gustavo Lopes Rodrigues

Investor Relations Officer